

September 24, 2012

Via E-Mail
Paul O. Richins
Principal Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

> **Re:** **Utah Medical Products, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 10, 2012**
> **File No. 333-182078**

Dear Mr. Richins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   We note your revisions in response to prior comment 1. However, it is unclear how you determined that the difference between the filing fee for a $102,000,000 offering and the filing fee you paid for your withdrawn registration statement is $229.   Although we note your reference to Rule 415(a)(6) in the footnotes to the table, that rule is not applicable because the three-year period in that rule has passed and you withdrew the previous registration statement several months before you filed this registration statement. Instead, refer to Rule 457(p) as you mention in your February 2, 2012 withdrawal request. Please revise accordingly.

Information Incorporated by Reference, page 19

2.   We note your response to prior comment 2; however, comment 2 in our letter to you dated December 15, 2011 remains unresolved. Please resolve all outstanding comments before the effective date of your registration statement.

3.   Refer to our prior comment 3. We note that you have amended the December 31, 2011 Form 10-K to include the audit report of the other auditor referenced in the principal auditor's report. However, the audit report of the other auditor does not appear to comply with Regulation S-X or PCAOB Auditing Standards. If an audit is conducted by more than one auditor and the principal auditor makes reference to the work of the other auditor, that other auditor is required to comply with all the requirements with which the principal auditor is required to comply. Please further amend to include an audit report from The Norton Practice that addresses the following:

- Revise to clearly identify and opine on the specific financial statements audited, including the specific periods such audited financial statements cover. We note this report does not state the exact period of the Femcare Group's income statement that was audited nor does it indicate whether their cash flow statement and statement of shareholders' equity was audited. Refer to AU Section 508.
- As you are a domestic issuer, your financial statements are required to be prepared in accordance with U.S. GAAP. It is not appropriate for the report of the other auditor that is referenced by your principal auditor to include an audit report on financial statements of a portion of your consolidated financial statements prepared under a basis of accounting other than U.S. GAAP. Please revise as appropriate to include an audit opinion that the Femcare financial statements comply with U.S. GAAP. Also, please delete the references to U.K. GAAP and reconciliations to U.S. GAAP in the report. Refer to Rule 2-05 of Regulation S-X, Rule 4-01(a)(1) of Regulation S-X and AU Section 508.
- Your financial statements are required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The reference in this report to "U.S. GAAS" is superfluous and no longer appropriate in auditors' reports on financial statements of issuers based on the guidance at Public Company Accounting Oversight Board Auditing Standard No. 1.

In a related matter, please also revise the last paragraph of the Report of Independent Registered Public Accounting Firm on internal controls over financial reporting included on page 7 as appropriate based on this comment.

Signatures, page II-9

4.   We note that in response to prior comment 5 you have revised the signatures appearing under the first paragraph of test required by From S-3. Those are the signatures of the individuals who are signing the document on behalf of the registrant. The signatures of

those signing in the capacity of principal executive officer, principal financial officer, controller or principal accounting officer, and director should appear below the <u>second</u> paragraph of text that Form S-3 requires on the signatures page. Also below that second paragraph of text, you should show the capacities in which each individual signed. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jay Webb at (202) 551-3603 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): James R. Kruse
Kruse Landa Maycock & Ricks, LLC